SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

September 30, 2015

and Independent Auditors’ Report Review

Report on review of interim financial information

To the Members of the Board of Directors and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended September 30, 2015, which comprises the balance sheet as of September 30, 2015, the statements of profit or loss and comprehensive income for the three-month and the nine-month periods then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of a matter

We call attention to note 20 (a) to the interim financial information which discloses events and the actions taken by the Company with respect to the ongoing internal investigations. Our conclusion does not have a change related to this issue.

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These financial statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding figures

The corresponding figures related to the balance sheets, individual and consolidated, as of December 31, 2014 and to the interim financial information related to the statements of profit or loss and comprehensive income for the three-month and nine-month periods and of the statements of changes in equity, cash flows and value added for the nine-month periods ended September 30, 2014, presented for comparison purposes in the interim financial information for the current period, have been audited and reviewed by other independent auditors, who issued reports dated February 12, 2015 and November 6, 2014, respectively, without any modification.

São Paulo, November 3, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at September 30, 2015

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Sep/2015	Dec/2014	Sep/2015	Dec/2014

Current assets
Cash and cash equivalents	3	6,346,923	3,993,359	3,266,725	2,416,288
Financial investments	4	108,363	89,729	87,243	78,243
Trade accounts receivable	5	3,346,758	2,692,612	3,902,924	5,382,456
Inventories	6	5,194,666	5,368,146	3,633,566	3,810,498
Taxes recoverable	8	1,475,783	2,129,837	953,573	1,416,523
Dividends and interest on capital	7(b)	4		2,384	69,955
Prepaid expenses		65,550	99,469	22,822	72,997
Related parties	7	10,507	66,616	113,867	132,413
Derivatives operations	14.2	9,416	33,555	9,416	33,555
Other receivables		275,978	287,876	211,168	201,025

		16,833,948	14,761,199	12,203,688	13,613,953

Non-current assets
Financial investments	4	35,183	42,494	35,183	42,495
Trade accounts receivable	5	19,815	25,050	4,276,414	23,129
Advances to suppliers	6	138,158	68,988	138,158	68,988
Taxes recoverable	8	1,245,306	1,045,428	1,151,191	962,551
Deferred income tax and social contribution	17	3,593,693	870,206	2,595,488	493,303
Judicial deposits		256,274	230,945	247,480	223,940
Related parties	7	142,903	138,501	171,802	137,477
Insurance claims		124,962	143,932	122,581	139,751
Derivatives operations	14.2		39,350	-	-
Other receivables		173,905	91,905	44,532	47,575
Investments in subsidiaries and jointly-controlled investments	9	190,103	120,024	4,581,293	4,633,042
Other investments		6,360	6,511	6,123	6,123
Property, plant and equipment	10	34,184,622	29,001,490	16,707,952	17,297,907
Intangible assets	11	2,835,664	2,835,728	2,576,645	2,610,027

		42,946,948	34,660,552	32,654,842	26,686,308

Total assets		59,780,896	49,421,751	44,858,530	40,300,261

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at September 30, 2015 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Sep/2015	Dec/2014	Sep/2015	Dec/2014

Current liabilities
Trade payables		11,420,841	10,852,410	7,912,706	10,443,712
Borrowings	12	2,168,710	1,418,542	2,158,305	2,134,951
Project finance	13	207,525	26,462
Derivatives operations	14.2	76,706	95,626	15,040	18,588
Payroll and related charges		552,676	533,373	403,095	412,890
Taxes payable	15	719,384	203,392	293,004	117,696
Dividends and interest on capital		4,291	215,888	7,068	218,664
Advances from customers		125,864	99,750	43,511	45,887
Sundry provisions	18	54,377	88,547	33,241	53,049
Post-employment benefits	19		336,357		336,357
Accounts payable to related parties	7			782,308	447,357
Other payables		297,930	212,945	182,600	110,814

		15,628,304	14,083,292	11,830,878	14,339,965

Non-current liabilities
Trade payables	7			4,256,031
Borrowings	12	25,717,854	18,918,021	8,776,646	7,863,666
Project finance	13	12,472,660	7,551,033
Derivatives operations	14.2	1,192,846	594,383	1,156,237	594,383
Taxes payable	15	30,708	30,699	29,816	30,634
Accounts payable to related parties	7			15,679,449	10,008,077
Ethylene XXI Project Loan	16	1,389,588	792,188
Deferred income tax and social contribution	17	824,301	603,490
Post-employment benefits	19	99,310	69,176
Provision for losses on subsidiaries	1(a)			175,017	654,766
Advances from customers		50,282	88,402	13,036	26,147
Sundry provisions	18	482,717	505,677	406,782	439,915
Other payables		248,577	291,040	158,481	254,933

		42,508,843	29,444,109	30,651,495	19,872,521

Shareholders' equity	21
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		465,663	736,180	465,663	736,180
Other comprehensive income		(9,306,146)	(2,924,057)	(9,306,146)	(2,924,057)
Treasury shares		(49,819)	(48,892)	(927)
Accumulated profit		2,941,915		2,941,915

Total attributable to the Company's shareholders		2,327,265	6,038,883	2,376,157	6,087,775

Non-controlling interest in Braskem Idesa		(683,516)	(144,533)

		1,643,749	5,894,350	2,376,157	6,087,775

Total liabilities and shareholders' equity		59,780,896	49,421,751	44,858,530	40,300,261

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2015

All amounts in thousands of reais

		Consolidated

	Note	3Q15	YTD15	3Q14	YTD14

Net sales revenue	23	13,163,620	34,950,716	11,723,962	34,419,697
Cost of products sold	25	(9,960,382)	(27,378,478)	(10,051,035)	(29,975,456)

		3,203,238	7,572,238	1,672,927	4,444,241

Income (expenses)
Selling and distribution	25	(293,776)	(816,167)	(301,347)	(852,547)
General and administrative	25	(322,669)	(919,552)	(299,955)	(864,695)
Research and development	25	(37,718)	(119,875)	(34,317)	(101,335)
Results from equity investments	9(c)	(8,038)	1,701	(269)	317
Other operating income (expenses), net	25	(75,004)	(164,752)	(67,237)	107,746

		2,466,033	5,553,593	969,802	2,733,727

Financial results	24
Financial expenses		(1,140,832)	(2,996,372)	(1,087,418)	(2,187,035)
Financial income		966,877	1,617,534	455,482	517,226

		(173,955)	(1,378,838)	(631,936)	(1,669,809)

Profit before income tax and
social contribution		2,292,078	4,174,755	337,866	1,063,918

Current and deferred income tax and social contribution	17	(810,484)	(1,434,382)	(108,126)	(313,432)

Profit for the period		1,481,594	2,740,373	229,740	750,486

Attributable to:
Company's shareholders		1,573,177	2,920,762	268,999	802,782
Non-controlling interest in Braskem Idesa		(91,583)	(180,389)	(39,259)	(52,296)

Profit for the period		1,481,594	2,740,373	229,740	750,486

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2015 All amounts in thousands of reais	Continued

		Parent company

	Note	3Q15	YTD15	3Q14	YTD14

Net sales revenue	23	9,782,169	25,109,242	6,910,995	19,575,668
Cost of products sold	25	(7,206,375)	(19,292,455)	(6,014,678)	(17,214,864)

		2,575,794	5,816,787	896,317	2,360,804

Income (expenses)
Selling and distribution	25	(212,289)	(590,095)	(176,098)	(499,878)
General and administrative	25	(217,234)	(640,225)	(193,737)	(554,041)
Research and development	25	(22,049)	(74,075)	(25,986)	(70,650)
Results from equity investments	9(c)	140,643	597,700	228,588	681,745
Other operating income (expenses), net	25	(21,962)	(17,192)	(23,216)	233,615

		2,242,903	5,092,900	705,868	2,151,595

Financial results	24
Financial expenses		(2,017,149)	(4,170,818)	(943,983)	(1,747,404)
Financial income		2,075,919	3,171,444	534,429	432,554

		58,770	(999,374)	(409,554)	(1,314,850)

Profit before income tax and
social contribution		2,301,673	4,093,526	296,314	836,745

Current and deferred income tax and social contribution	17	(728,496)	(1,172,764)	(27,315)	(33,963)

Profit for the period		1,573,177	2,920,762	268,999	802,782

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2015 All amounts in thousands of reais	Continued

		Consolidated
	Note	3Q15	YTD15	3Q14	YTD14

Profit for the period		1,481,594	2,740,373	229,740	750,486

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(465,466)	(737,095)	(160,946)	(167,230)
Income tax and social contribution		152,060	243,864	33,724	22,986
Fair value of cash flow hedge - Braskem Idesa, net of tax
Fair value of cash flow hedge from jointly-controlled		8,162	8,162
		(305,244)	(485,069)	(127,222)	(144,244)

Exchange variation of foreign sales hedge	14.3(a.i)	(5,880,819)	(8,897,247)	(1,679,172)	(732,484)
Exchange variation of foreign sales hedge - Braskem Idesa	14.3(a.ii)	(1,277,240)	(1,842,976)
Income tax and social contribution		1,999,478	3,025,064	570,919	249,045
Braskem Idesa Income tax		383,172	552,893	-
		(4,775,409)	(7,162,266)	(1,108,253)	(483,439)

Foreign subsidiaries currency translation adjustment		626,692	927,934	159,881	65,916

Total		(4,453,961)	(6,719,401)	(1,075,594)	(561,767)

Total comprehensive income (loss) for the period		(2,972,367)	(3,979,028)	(845,854)	188,719

Attributable to:
Company's shareholders		(2,618,213)	(3,440,045)	(799,096)	264,110
Non-controlling interest in Braskem Idesa		(354,154)	(538,983)	(46,758)	(75,391)

Total comprehensive income (loss) for the period		(2,972,367)	(3,979,028)	(845,854)	188,719

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2015 All amounts in thousands of reais	Continued

		Parent company
	Note	3Q15	YTD15	3Q14	YTD14

Profit for the period		1,573,177	2,920,762	268,999	802,782

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(310,511)	(568,387)	(99,189)	(67,606)
Income tax and social contribution		105,574	193,252	33,724	22,986
Fair value of cash flow hedge - Braskem Idesa, net of tax		(81,352)	(88,572)	(46,318)	(74,718)
Fair value of cash flow hedge from jointly-controlled		8,162	8,162
		(278,127)	(455,545)	(111,783)	(119,338)

Exchange variation of foreign sales hedge	14.3(a.i)	(5,880,819)	(8,897,247)	(1,679,172)	(732,484)
Exchange variation of foreign sales hedge - Braskem Idesa	14.3(a.ii)	(957,930)	(1,382,232)
Income tax and social contribution		1,999,478	3,025,064	570,919	249,045
Braskem Idesa Income tax		287,379	414,670
		(4,551,892)	(6,839,745)	(1,108,253)	(483,439)

Foreign subsidiaries currency translation adjustment		638,629	934,483	151,941	64,105

Total		(4,191,390)	(6,360,807)	(1,068,095)	(538,672)

Total comprehensive income (loss) for the period		(2,618,213)	(3,440,045)	(799,096)	264,110

Attributable to:
Company's shareholders
Non-controlling interest in Braskem Idesa

Total comprehensive income (loss) for the period

				Parent company

				YTD15	YTD14
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	22
Earnings per share - common				3.6714	1.0087
Earnings per share - preferred shares class "A"				3.6713	1.0087
Earnings per share - preferred shares class "B"				0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	profit	interest	Braskem Idesa	equity

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit for the period									802,782	802,782	(52,296)	750,486
Exchange variation of foreign sales hedge, net of taxes							(483,439)			(483,439)		(483,439)
Fair value of cash flow hedge, net of taxes							(119,338)			(119,338)	(24,906)	(144,244)
Foreign subsidiaries currency translation adjustment							64,105			64,105	1,811	65,916
							(538,672)		802,782	264,110	(75,391)	188,719

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,430)		20,430
Realization of deemed cost of jointly-controlled investment, net of taxes							(723)		723
							(21,153)		21,153
Contributions to shareholders:
Additional dividends proposed						(354,842)				(354,842)		(354,842)
						(354,842)				(354,842)		(354,842)

At September 30, 2014		8,043,222	232,430	26,895	28,412		(1,652,516)	(48,892)	823,935	7,453,486	61,725	7,515,211

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the period:
Profit for the period									2,920,762	2,920,762	(180,389)	2,740,373
Exchange variation of foreign sales hedge, net of taxes							(6,839,745)			(6,839,745)	(322,521)	(7,162,266)
Fair value of cash flow hedge, net of taxes							(455,545)			(455,545)	(29,524)	(485,069)
Foreign currency translation adjustment							934,483			934,483	(6,549)	927,934
							(6,360,807)		2,920,762	(3,440,045)	(538,983)	(3,979,028)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,429)		20,429
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,153)		21,153

Contributions to shareholders:
Losses in controlling interest							(129)			(129)		(129)
Repurchase of treasury shares	21(b)							(927)		(927)		(927)
Additional dividends proposed	21(c)					(270,517)				(270,517)		(270,517)
						(270,517)	(129)	(927)		(271,573)		(271,573)

At September 30, 2015		8,043,222	232,430	71,542	394,121		(9,306,146)	(49,819)	2,941,915	2,327,265	(683,516)	1,643,749

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

										Parent company
				Revenue reserves
						Additional	Other			Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	profit	equity

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)		-	7,593,110

Comprehensive income for the period:
Profit for the period							-		802,782	802,782
Exchange variation of foreign sales hedge, net of taxes							(483,439)			(483,439)
Fair value of cash flow hedge, net of taxes							(119,338)			(119,338)
Foreign subsidiaries currency translation adjustment							64,105			64,105
							(538,672)		802,782	264,110

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,429)		20,429
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,153)		21,153
Contributions to shareholders:
Additional dividends proposed						(354,842)				(354,842)
						(354,842)				(354,842)

At September 30, 2014		8,043,222	232,430	26,895	28,412		(1,652,516)		823,935	7,502,378

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)			6,087,775

Comprehensive income for the period:
Profit for the period									2,920,762	2,920,762
Exchange variation of foreign sales hedge, net of taxes							(6,839,745)			(6,839,745)
Fair value of cash flow hedge, net of taxes							(455,545)			(455,545)
Foreign subsidiaries currency translation adjustment							934,483			934,483
							(6,360,807)		2,920,762	(3,440,045)

Equity valuation adjustments:										-
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,429)		20,429	-
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,153)		21,153

Contributions to shareholders:
Losses in controlling interest							(129)			(129)
Repurchase of treasury shares	21(b)							(927)		(927)
Additional dividends proposed	21(c)					(270,517)				(270,517)
						(270,517)	(129)	(927)		(271,573)

At September 30, 2015		8,043,222	232,430	71,542	394,121		(9,306,146)	(927)	2,941,915	2,376,157

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at September 30, 2015

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Sep/2015	Set/2014	Sep/2015	Set/2014

Profit before income tax and social contribution		4,174,755	1,063,918	4,093,526	836,745

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,574,343	1,532,681	1,327,692	945,656
Results from equity investments	9(c)	(1,701)	(317)	(597,700)	(681,745)
Interest and monetary and exchange variations, net		3,387,735	1,489,880	2,934,572	1,084,923
Gain from divestment in subsidiary			(277,338)		(277,338)
Other		11,190	6,213	7,686	4,883

		9,146,322	3,815,037	7,765,776	1,913,124

Changes in operating working capital
Held-for-trading financial investments		14,207	(14,972)	23,842	(15,158)
Trade accounts receivable		(650,156)	(204,308)	(2,774,321)	(698,351)
Inventories		97,992	4,539	95,739	(43,769)
Taxes recoverable		543,182	20,773	307,184	114,126
Prepaid expenses		33,919	(56,203)	50,175	(50,998)
Other receivables		(25,647)	(50,054)	102,992	(17,187)
Trade payables		(2,695,881)	(1,168,241)	(1,539,287)	(239,844)
Taxes payable		400,764	35,384	117,857	(15,620)
Advances from customers		(12,006)	59,831	(15,487)	(19,921)
Sundry provisions		(57,130)	(9,844)	(52,941)	(21,070)
Other payables		325,696	279,943	(387,003)	9,907

Cash from operations		7,121,262	2,711,885	3,694,526	915,239

Interest paid		(1,196,784)	(679,034)	(387,917)	(448,655)
Project finance - transactions costs paid		(47,790)	(65,098)
Income tax and social contribution paid		(89,006)	(95,896)	(32,874)	(33,592)

Net cash generated by operating activities		5,787,682	1,871,857	3,273,735	432,992

Proceeds from the sale of fixed assets		1,245	10,108	568	10,061
Proceeds from the sale of investments			315,000		315,000
Acquisitions of subsidiaries					(4,709)
Acquisitions to property, plant and equipment		(2,936,945)	(3,632,263)	(687,382)	(909,008)
Acquisitions of intangible assets		(12,590)	(19,729)	(12,572)	(19,110)
Held-for-maturity financial investments		(11)	12,352	(11)	12,352

Net cash used in investing activities		(2,948,301)	(3,314,532)	(699,397)	(595,414)

Short-term and Long-term debit
Obtained borrowings		4,497,870	5,298,661	1,934,729	2,649,930
Payment of borrowings		(4,947,701)	(5,846,691)	(3,376,103)	(3,219,904)
Project finance	13
Obtained borrowings		1,406,947	1,894,507
Payment of borrowings		(410,397)
Related parties
Obtained loans				1,105,628	303,478
Payment of loans				(906,880)	(561,107)
Transactions current active				1,766	1,321,462
Dividends paid	21(c)	(482,114)	(482,135)	(482,114)	(482,135)
Non-controlling interests in Braskem Idesa			(300)
Repurchase of treasury shares	21(b)	(927)		(927)

Net cash provided by (used in) financing activities		63,678	864,042	(1,723,901)	11,724

Exchange variation on cash of foreign subsidiaries		(549,495)	(34,822)

Increase (decrease) in cash and cash equivalents		2,353,564	(613,455)	850,437	(150,698)

Represented by
Cash and cash equivalents at the beginning of the period		3,993,359	4,335,859	2,416,288	2,425,078
Cash and cash equivalents at the end of the period		6,346,923	3,722,404	3,266,725	2,274,380

Increase (decrease) in cash and cash equivalents		2,353,564	(613,455)	850,437	(150,698)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at September 30, 2015

All amounts in thousands of reais

	Consolidated		Parent company
	Sep/2015	Set/2014	Sep/2015	Set/2014

Revenue	39,613,726	39,490,654	29,426,934	22,836,693
Sale of goods, products and services	39,771,847	39,396,833	29,434,545	22,636,929
Other income (expenses), net	(120,736)	149,396	24,298	253,263
Allowance for doubtful accounts	(37,385)	(55,575)	(31,909)	(53,499)
Inputs acquired from third parties	(31,212,774)	(33,393,774)	(22,363,480)	(19,608,451)
Cost of products, goods and services sold	(30,217,176)	(32,268,200)	(21,539,091)	(18,882,067)
Material, energy, outsourced services and others	(987,702)	(1,124,997)	(815,658)	(726,851)
Impairment of assets	(7,896)	(577)	(8,731)	467
Gross value added	8,400,952	6,096,880	7,063,454	3,228,242

Depreciation, amortization and depletion	(1,574,343)	(1,532,681)	(1,327,692)	(945,656)

Net value added produced by the entity	6,826,609	4,564,199	5,735,762	2,282,586

Value added received in transfer	1,619,432	518,116	3,769,217	1,114,587
Results from equity investments	1,701	317	597,700	681,745
Financial income	1,617,534	517,226	3,171,444	432,554
Other	197	573	73	288

Total value added to distribute	8,446,041	5,082,315	9,504,979	3,397,173

Personnel	862,445	783,029	521,996	436,593
Direct compensation	666,985	595,489	386,418	330,267
Benefits	153,884	147,175	97,721	75,164
FGTS (Government Severance Pay Fund)	41,576	40,365	37,857	31,162

Taxes, fees and contribuitions	1,670,220	1,218,084	1,738,330	303,134
Federal	1,465,314	452,263	1,264,444	131,952
State	186,824	754,010	464,218	166,531
Municipal	18,082	11,811	9,668	4,651

Remuneration on third parties' capital	3,173,003	2,330,716	4,323,891	1,854,664
Financial expenses (including exchange variation)	2,983,043	2,169,517	4,165,541	1,736,978
Rentals	189,960	161,199	158,350	117,686

Remuneration on own capital	2,740,373	750,486	2,920,762	802,782
Profit for the year	2,920,762	802,782	2,920,762	802,782
Non-controlling interests in loss for the period	(180,389)	(52,296)

Value added distributed	8,446,041	5,082,315	9,504,979	3,397,173

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315,000. On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of its operations to OA, upon the recognition of a gain (“Other operating income (expenses), net”) of R$277,338.

In September 2015, the parent company entered into a private agreement for the transfer of all its shares issued by Braskem Idesa S.A.P.I ("Braskem Idesa") to the subsidiary Braskem Netherlands B.V ("Braskem Netherlands").

Other corporate events of 2014 and which did not produce significant impact on these financial statements were presented in the 2014 annual financial statements of the Company in Note 1(a).

(b)               Naphtha agreement with Petrobras

On August 29, 2014, Braskem and Petrobras entered into a new amendment to the naphtha supply contract of 2009, which extended the original contract duration by 6 months (from September 1, 2014 to February 28, 2015). In this amendment, the naphtha pricing formula of the original contract was maintained. It was also established that, if a new long-term contract had been executed, the pricing formula in the new contract would be applied retroactively to any purchases made during the duration of the amendment. On the other hand, if a new long-term contract was not executed, the average price base negotiated between the parties would be valid throughout the duration of the amendment. After applying the average price scenario, it was determined that Braskem was entitled to a refund of R$242,900. This amount was recorded in the first quarter of 2015 under “Cost of goods sold” and settled in the second quarter of 2015.

On February 27, 2015, Braskem and Petrobras executed a new amendment valid through August 31, 2015. The naphtha price formula stipulated in the original contract was maintained in this amendment, but if the parties did not sign a new long-term contract, a price adjustment would be applied based on the international naphtha benchmark. For this amendment, a pricing complement was determined for payment to Petrobras in the amount of R$18,486, registered in the second quarter of 2015 under "Cost of goods sold."

On September 1, 2015, Braskem and Petrobras signed a new contract valid until October 31, 2015, under the same conditions as in the previous amendment.

On October 30, 2015, Braskem and Petrobras signed a new contractual amendment to supply naphtha valid until December 15, 2015.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

2.                       Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2014 financial statements.

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2014, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2014 financial statements.

The Board authorizes the issuance of the financial statements at October 30, 2015.

2.1.1        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

The individual and consolidated Statement of Value Added (“DVA”) is required under Brazilian corporation law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

2.1.2        Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %

		Headquarters	Sep/2015	Dec/2014
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(ii)	Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	(iii)	Chile
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(iv)	Brazil		100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Proyectos")		Mexico	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Holanda		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00
Braskem Participações S.A. ("Braskem Participações")	(iv)	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile		100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(ii)	Spain	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Braskem Qpar S.A. ("Braskem Qpar")	(iii)	Brazil	100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil		100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(v)	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(iv)	Brazil		100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil		100.00

(i)         Currently being merged.

(ii)       In the process of dissolution.

(iii)     The statements of income, cash flows and value added for the period from January to September 2014 include these corporations that were merged in December 2014

(iv)      Merged in February 2015.

(v)       Dissolved in March 2015.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

2.2.                 Effect of exchange variation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real

(b)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly controlled subsidiary have a different functional currency from that of the Parent Company, as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria and Braskem Austria Finance		Euro
Braskem America, Braskem America Finance, Braskem Holanda Finance and Braskem Holanda Inc and Braskem Mexico Proyectos		U.S.dollar
Braskem Holanda	(i)	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços		Mexican peso

Jointly-controlled investments
Polipropileno Del Sur S.A. ("Propilsur")		U.S.dollar

(i)       The functional currency adopted for Braskem Holanda was changed from the Brazilian real to the U.S. dollar on January 1, 2015, due to the significant volume of financial and commercial transactions in that currency, particularly with the beginning of Naphtha sales in 2015.

(c)               Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate			Average rate for period ended
	Sep/2015	Dec/2014	Variation	Sep/2015	Set/2014	Variation
U.S. dollar - Brazilizan real	3.9729	2.6562	49.57%	3.1684	2.2894	38.40%
U.S. dollar - Mexican peso	16.9070	14.7180	14.87%	15.5877	13.1170	18.84%
U.S. dollar - Euro	0.8958	0.8231	8.83%	0.8979	0.7385	21.57%

2.3.                 Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Sep/2015	Dec/2014	Sep/2015	Dec/2014

Parent company	2,376,157	6,087,775	2,920,762	802,782
Braskem shares owned by subsidiary	(48,892)	(48,892)
Non-controlling interest in Braskem Idesa	(683,516)	(144,533)	(180,389)	(52,296)
Consolidated	1,643,749	5,894,350	2,740,373	750,486

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

3.                       Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2014 annual financial statements of the Company, in Note 5.

Cash and cash equivalents

		Consolidated
		Sep/2015	Dec/2014

Cash and banks	(i)	464,524	227,237
Cash equivalents:
Domestic market		1,817,341	2,253,648
Foreign market	(i)	4,065,058	1,512,474
Total		6,346,923	3,993,359

(i)         On September 30, 2015, it includes cash and banks of R$48,258 (R$26,830 on December 31, 2014) and cash equivalents of R$63,898 (R$307,034 on December 31, 2014) of the subsidiary Braskem Idesa, available for use in its project.

4.                       Financial investments

The information on financial investments was presented in the 2014 annual financial statements of the Company, in Note 6.

Ativos financeiros

		Consolidated
		Sep/2015	Dec/2014
Held-for-trading
Investments in FIM Sol		107,191	85,573
Other		1,172	4,155
Held-to-maturity
Quotas of investment funds in credit rights		35,183	42,495
Investments in foreign currency	(i)		399,005
Compensation of investments in foreign currency	(i)		(399,005)
Total		143,546	132,223

Current assets		108,363	89,729
Non-current assets		35,183	42,494

Total		143,546	132,223

(i)    Braskem Holanda had a balance of financial investments held to maturity that was offset by an export prepayment agreement of the Parent Company, in the amount of US$150,000, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. These operations were liquidated in May 2015.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2014 annual financial statements of the Company, in Note 7.

Contas a receber de clientes

	Consolidated		Parent company
	Sep/2015	Dec/2014	Sep/2015		Dec/2014
Consumers
Domestic market	1,717,831	1,523,458	1,684,533		1,455,216
Foreign market	2,008,709	1,517,035	6,795,574		4,219,228
Allowance for doubtful accounts	(359,967)	(322,831)	(300,769)		(268,859)
Total	3,366,573	2,717,662	8,179,338		5,405,585

Current assets	3,346,758	2,692,612	3,902,924		5,382,456
Non-current assets	19,815	25,050	4,276,414	(i)	23,129
Total	3,366,573	2,717,662	8,179,338		5,405,585

(i)    Refers basically to amounts receivable from a subsidiary (Note 7 (b)).

6.                       Inventories

The information on inventories was presented in the 2014 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company
	Sep/2015	Dec/2014	Sep/2015	Dec/2014

Finished goods	3,544,452	3,681,204	2,226,175	2,325,911
Raw materials, production inputs and packaging	1,097,215	1,067,512	984,361	963,550
Maintenance materials	272,381	247,327	184,733	187,773
Advances to suppliers	318,311	346,885	291,479	324,893
Imports in transit and other	100,465	94,206	84,976	77,359
Total	5,332,824	5,437,134	3,771,724	3,879,486

Current assets	5,194,666	5,368,146	3,633,566	3,810,498
Non-current assets	138,158	68,988	138,158	68,988
Total	5,332,824	5,437,134	3,771,724	3,879,486

7.                       Related parties

The information concerning related parties was presented in the 2014 annual financial statements of the Company, in Note 9.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(a)               Consolidated

	Consolidated
	Balances at September 30, 2015					Balances at December 31, 2014
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies

	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	9,130		26,838	35,481	71,449	4,347		104,857	33,009	142,213
Inventories	131,422	(i)	4		131,426	108,929	(i)	123,377		232,306
Related parties			10,316	191	10,507	55		66,375	186	66,616
Other receivables									4,535	4,535

Non-current
Advances to suppliers	97,973	(i)			97,973	68,988	(i)			68,988
Related parties
Intracompany loan			76,601		76,601			72,199		72,199
Other receivables			66,301		66,301			66,301		66,301
Total assets	238,525		180,060	35,672	454,257	182,319		433,109	37,730	653,158

Liabilities
Current
Trade payables	216,441		1,492,350	25,710	1,734,501	459,412		1,497,675		1,957,087
Other payables			18,486		18,486
Total liabilities	216,441		1,492,350	25,710	1,734,501	459,412		1,497,675		1,957,087

	Period ended September 30, 2015					Period ended September 30, 2014
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies

	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	41,355		988,186	297,841	1,327,382	29,455		1,118,915	157,724	1,306,094
Purchases of raw materials, finished goods
services and utilities	2,443,448	(ii)	9,825,153	91,903	12,360,504	2,411,993	(ii)	13,886,799	34,078	16,332,870
Financial income (expenses)			4,402		4,402			3,596		3,596
Post-employment benefits plan ("EPE")
Odebrecht previdência Privada ("Odeprev")				14,614	14,614				15,616	15,616
Gain from divestment of asset						277,338	(iii)			277,338
Total transactions	2,484,803		10,817,741	404,358	13,706,903	2,718,786		15,009,310	207,418	17,935,514

(i) Amount related to advances to raw material suppliers.
(ii) It includes expenses for construction of the XXI Etlieno project, of which R$2,308,751 for the 3rd quarter of 2015 and R$2,169,483 for the 3rd quarter of 2014 (Note 16).
(iii) Amount related to divestment in subsidiary (Note 1(a)(i)).

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(b)               Parent Company

	Balances at September 30, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies			EPE
	Braskem		Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
Balance sheet	Inc.		Holanda	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Assets
Current
Cash and equivalents												1,613,614	1,613,614
Trade accounts receivable			1,218,484	171,430	34,107		212,998	96,942	9,130	25,290			1,768,381
Inventories									130,816	4			130,820
Dividends and interest on capital								2,384					2,384
Related parties	56		39	235	78,281			25,276	55	9,925			113,867
Other receivables												25,352	25,352

Non-current
Trade accounts receivable	4,257,952	(i)											4,257,952
Advances to suppliers									97,973				97,973
Related parties
Loan agreements	16,655							114		76,601			93,370
Advance for future capital increase								48,772					48,772
Other receivables										29,660			29,660
Total assets	4,274,663		1,218,523	171,665	112,388		212,998	173,488	237,974	141,480		1,638,966	8,182,145

Liabilities
Current
Trade payables			2,379,657	333,170	22			2,344	19,069	1,482,511			4,216,773
Accounts payable to related parties
Advance to export	15,179		543,905		9,866			1,217					570,167
Other payables			6,631	150,546	384			36,094		18,486			212,141

Non-current
Trade payables	4,256,031	(i)											4,256,031
Accounts payable to related parties
Advance to export	152,295		13,790,185		1,124,331			595,935					15,662,746
Payable notes	15,256			1,447									16,703
Total liabilities	4,438,761		16,720,378	485,163	1,134,603			635,590	19,069	1,500,997			24,934,561

	Period ended September 30, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies			EPE
	Braskem		Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.		Holanda	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Transactions
Sales of products	130,465		2,532,348	1,941,542	31,986		198,303	516,710	41,341	896,376			6,289,071
Purchases of raw materials, finished products
services and utilities	1,179,615		2,155,300	1,148,732				33,290	131,277	9,369,400			14,017,614
Financial income (expenses)	(871,064)		(5,416,968)	(15)	(370,946)	81,774	68,360	32,450	260	(131,782)			(6,607,931)
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")											13,654		13,654
Total transactions	439,016		(729,320)	3,090,259	(338,960)	81,774	266,663	582,450	172,878	10,133,994	13,654		13,712,408

(i) The Parent Company reclassified as non-current assets and liabilities, the securities receivable and payable with the related company based on the expected settlement period.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

	Balances at December 31, 2014
	Associated companies, Jointlycontrolled investment and associated companies								Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
Balance sheet	Inc.	Holanda	Petroquímica	Qpar	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Assets
Current
Cash and equivalents												1,490,895	1,490,895
Trade accounts receivable	2,740,452	472,347	248,350		68,940		116,520	144,367	3,326	103,403	25,031		3,922,736
Inventories									108,929	123,377			232,306
Related parties	37	15	24,658		53,684	54		18,081	55	35,642	187		132,413
Other receivables			67,575					2,380					69,955

Noncurrent
Advances to suppliers									68,988				68,988
Related parties
Current accounts								1,863					1,863
Loan agreements	10,787							77		101,858			112,722
Other receivables								22,892					22,892
Total assets	2,751,276	472,362	340,583		122,624	54	116,520	189,660	181,298	364,280	25,218	1,490,895	6,054,770

Liabilities
Current
Trade payables	5,476,274		11,879		15			1,566	11,748	1,484,614			6,986,096
Accounts payable to related parties
Advance to export		191,619			12,319	54,304							258,242
Other payables	1,040		89,449		345			98,281					189,115

Noncurrent
Advance to export		8,797,501			751,705	345,306							9,894,512
Current accounts								97					97
Payable notes	112,021							1,447					113,468
Total liabilities	5,589,335	8,989,120	101,328		764,384	399,610		101,391	11,748	1,484,614			17,441,530

	Period ended September 30, 2014
	Associated companies, Jointlycontrolled investment and associated companies								Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.	Holanda	Petroquímica	Qpar	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Transactions
Sales of products	463,299	380,983	534,998	213,631	6,127		167,880	270,847	29,452	672,586			2,739,803
Purchases of raw materials, finished products
services and utilities	2,679,041		241,643	338,755				17,560	219,128	9,506,646			13,002,773
Financial income (expenses)	80,872	(777,380)			(51,363)	(25,869)	358	2,734		3,596			(767,052)
General and administrative expenses
Postemployment benefits
Odebrecht previdência Privada ("Odeprev")											11,233		11,233
Gain from divestment of asset									277,338				277,338
Total transactions	3,223,212	(396,397)	776,641	552,386	(45,236)	(25,869)	168,238	291,141	525,918	10,182,828	11,233		15,264,095

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(c)               Key management personnel

	Consolidated
Income statement transactions	Sep/2015	Sep/2014
Remuneration
Short-term benefits to employees and managers	31,063	22,611
Post-employment benefit	187	206
Long-term incentives		560
Total	31,250	23,377

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2014 annual financial statements of the Company, in Note 10.

		Consolidated		Parent company
		Sep/2015	Dec/2014	Sep/2015	Dec/2014

Brazil
IPI		26,904	20,456	25,100	16,945
Value-added tax on sales and services (ICMS) - normal operations		395,107	413,066	295,786	307,689
ICMS - credits from PP&E		123,721	136,308	117,743	129,979
Social integration program (PIS) and social contribution
on revenue (COFINS) - normal operations		186,330	675,983	185,857	663,140
PIS and COFINS - credits from PP&E		249,894	244,194	237,160	232,510
Income tax and social contribution (IR and CSL)		878,339	692,723	736,600	597,980
REINTEGRA program		345,472	263,771	342,640	258,735
Federal supervenience		164,600	170,264	159,749	166,448
Other		15,422	9,217	4,129	5,648

Other countries
Value-added tax	(i)	270,002	547,947
Income tax		63,496
Other		1,802	1,336
Total		2,721,089	3,175,265	2,104,764	2,379,074

Current assets		1,475,783	2,129,837	953,573	1,416,523
Non-current assets		1,245,306	1,045,428	1,151,191	962,551
Total		2,721,089	3,175,265	2,104,764	2,379,074

(i)    Includes R$201,370 (R$483,668 in December 2014) from purchases of machinery and equipment for the project of the subsidiary Braskem Idesa, in Mexico. In the period ended September 2015, Braskem Idesa received reimbursement of R$708,854. The Management expects all credits to be received in the short term based on the laws of the countries that are involved.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

9.                       Investments

The information related to investments was presented in the Company’s 2014 annual financial statements, in Note 11.

(a)                    Information on investments

	Interest in total capital		Adjusted net profit (loss)		Adjusted
	total (%) 9/30/2015		for the period		equity
	Direct	Direct e Indirect	Sep/2015	Sep/2014	Sep/2015	Dec/2014

Subsidiaries
Alclor	100.00	100.00	(2,407)		36,081	15,595
Braskem Alemanha	5.66	100.00	208,134	38,321	1,849,187	1,077,918
Braskem America		100.00	149,923	80,866	1,736,026	1,047,206
Braskem America Finance		100.00	667	117	2,866	1,664
Braskem Argentina	99.67	100.00	3,326	6,769	30,466	27,140
Braskem Austria	100.00	100.00	11,261	(2,116)	5,267	(7,378)
Braskem Austria Finance		100.00	(31)	(24)	80	3
Braskem Chile				(144)
Braskem Espanha		100.00			(9)	(9)
Braskem Holanda	100.00	100.00	(52,626)	15,949	984,445	1,394,982
Braskem Holanda Finance		100.00	(7)		(9)
Braskem Holanda Inc		100.00	(125)		(155)
Braskem Finance	100.00	100.00	38,458	(73,811)	(175,031)	(213,489)
Braskem Idesa		75.00	(300,783)	(209,183)	(2,133,717)	(578,125)
Braskem Idesa Serviços		75.00	5,636	1,081	9,252	5,483
Braskem Importação				2		203
Braskem Inc.	100.00	100.00	330,343	316,371	829,258	498,915
Braskem México	66.67	100.00	103,123	31,720	193,944	337,975
Braskem México Proyectos		100.00	(3,739)		(4,150)
Braskem México Serviços		100.00	1,735	167	2,980	1,625
Braskem Participações				(18)		45,634
Braskem Petroquímica	100.00	100.00	249,932	171,172	2,025,133	1,795,269
Braskem Qpar				416,278
IQAG	0.12	100.00	5,000	3,763	14,910	8,448
Lantana		100.00	(355)	(28)	(1,066)	(711)
Norfolk				(411)		(433)
Petroquímica Chile	99.99	100.00	(515)	1,252	6,949	7,609
Politeno Empreendimentos				(5)		14,298
Quantiq	99.90	100.00	(5,254)	19,076	234,251	239,506

Jointly controlled investment
Refinaria de Petróleo Riograndense S.A.("RPR")	33.20	33.20	23,295	(4,576)	171,598	125,955
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	20.00	11,491	295	12,168	734
Propilsur	49.00	49.00		(88)	121,547	121,547

Associates
Borealis	20.00	20.00	(4,151)	4,345	158,129	174,433
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35.97	35.97		(596)	46,342	46,342

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(b)                    Changes in investments – parent company

			Capital (decrease)	Dividends	Equity in results of investees		Amortization of fair value			Adjustments to equity	Currency translation
	Balance at	Effect		and interest	Effect	Adjustment of						Balance at
	Dec/2014	of merger	increase	on equity	of results	profit in inventories	adjustment	Other		valuation	adjustments	Sep/2015
Subsidiaries and jointly- controlled investment

Domestic subsidiaries
Alclor	15,595		22,892		(2,407)							36,080
Braskem Participações	45,634	(45,634)
Braskem Petroquímica	1,911,604	59,932		(80,000)	249,930	(9,732)	(23,590)					2,108,144
Politeno Empreendimentos	14,298	(14,298)
Quantiq	243,466				(5,254)	(3,996)	26					234,242
RPR	41,822				7,754			(760)		8,162		56,978
OCE	148			(4)	2,291							2,435
	2,272,567		22,892	(80,004)	252,314	(13,728)	(23,564)	(760)		8,162		2,437,879

Foreign subsidiaries
Braskem Alemanha	61,014				11,781	(16)					31,876	104,655
Braskem Argentina	26,155				3,326	(4,709)						24,772
Braskem Austria					11,262			(6,843)			848	5,267
Braskem Holanda	1,394,890		338,057		(52,627)	(31,866)		(1,326,633)	(i)	(176,013)	806,681	952,489
Braskem Inc.	497,945				330,343	(1,385)						826,903
Braskem México	337,975		(338,057)		103,119						90,908	193,945
Petroquímica Chile	7,609				(515)	(3,192)		(145)				3,757
	2,325,588				406,689	(41,168)		(1,333,621)		(176,013)	930,313	2,111,788

	4,598,155		22,892	(80,004)	659,003	(54,896)	(23,564)	(1,334,381)		(167,851)	930,313	4,549,667

Associates domestic subsidiaries	34,887		897		(3,261)			(897)				31,626

Total	4,633,042		23,789	(80,004)	655,742	(54,896)	(23,564)	(1,335,278)		(167,851)	930,313	4,581,293

(i)      In September 2015, the Parent Company transferred its direct interest in Braskem Idesa to Braskem Holanda (Note 1(a)). This transfer did not impact the result and shareholders' equity of the Parent Company, only having the same effects earlier booked as provision for losses at Braskem Idesa, now reflected in investments at Braskem Holanda.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(c)                    Equity accounting results - breakdown

		Consolidated		Parent company
	Sep/2015	Sep/2014	Sep/2015	Sep/2014

Equity in results of subsidiaries, associate and jointly-controlled	1,689	(666)	600,846	822,127
Amortization of fair value adjustment			(23,563)	(65,479)
Provision for subsidiaries with negative equity			20,406	(75,944)
Other	12	983	11	1,041
	1,701	317	597,700	681,745

(d)                    Summary of information from the partially owned subsidiary Braskem Idesa

Balance sheet
Assets	Sep/2015	Dec/2014	Liabilities	Sep/2015	Dec/2014

Current			Current
Cash and cash equivalents	112,156	333,864	Trade payables	357,553	620,953
Inventories	175,215	238,193	Project finance	207,525	26,462
Taxes recoverable	206,897	499,173	Other payables	98,530	101,596
Other receivables	175,649	96,350		663,608	749,011
	669,917	1,167,580
			Non-current
Non-current			Project finance	12,472,660	7,551,033
Other receivables	793,193	219,010	Loan agreements	5,478,155	2,921,275
Property, plant and equipment	15,070,213	9,440,389	Other payables	42,407	4,210
	15,863,406	9,659,399		17,993,222	10,476,518

			Shareholders' equity	(2,123,507)	(398,550)

Total assets	16,533,323	10,826,979	Total liabilities and shareholders' equity	16,533,323	10,826,979
				-
Statement of operations			Statement of cash flows
	Sep/2015	Sep/2014		Sep/2015	Sep/2014

Gross profit (loss)	(9,197)	382	Cash flows from operating activities
Operating income (expenses), net	(57,365)	(36,273)	Cash generated by operating activities	1,273,754	(105,207)
Financial income (expenses), net	(238,179)	(63,874)	Interest paid	(362,313)	(251,582)
Loss before income tax	(304,741)	(99,765)	Net cash used by operating activities	911,441	(356,789)
Income tax	14,168	724
Loss for the period	(290,573)	(99,041)	Net cash used in investing activities	(2,532,058)	(2,399,639)
			Net cash provided by financing activities
			Short-term and Long-term debit - obtained loans	29,736
			Project finance	966,814	1,894,507
			Related parties	460,808	630,332
				1,457,358	2,524,839

			Exchange variation on cash	(58,449)	(31,667)

			Decrease in cash and cash equivalents	(221,708)	(263,256)

			Represented by
			Cash and cash equivalents at the beginning for the period	333,864	809,875
			Cash and cash equivalents at the end for the period	112,156	546,619

			Decrease in cash and cash equivalents	(221,708)	(263,256)

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2014 annual financial statements, in Note 12.

		Consolidated
				Sep/2015			Dec/2014
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		484,479		484,479	436,540		436,540
Buildings and improvements		1,951,407	(910,401)	1,041,006	1,899,018	(848,243)	1,050,775
Machinery, equipment and installations		27,962,655	(14,281,845)	13,680,810	26,581,334	(12,772,515)	13,808,819
Projects in progress	(i)	18,426,234		18,426,234	13,179,475		13,179,475
Other		1,198,294	(646,201)	552,093	1,065,324	(539,443)	525,881
Total		50,023,069	(15,838,447)	34,184,622	43,161,691	(14,160,201)	29,001,490

(i) Includes expenses with the construction of the plant at the subsidiary Braskem Idesa in Mexico in the amount of R$14,459,656 (R$9,260,814 on December 31, 2014).

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended September 30, 2015 that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2014 annual financial statements of the Company, in Note 13.

	Consolidated
			Sep/2015	Dec/2014
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	222,261	(102,699)	119,562	213,031	(91,121)	121,910
Software and use rights	540,904	(341,227)	199,677	497,813	(292,250)	205,563
Contracts with customers and suppliers	929,263	(471,756)	457,507	729,711	(280,374)	449,337
Total	4,880,150	(2,044,486)	2,835,664	4,628,277	(1,792,549)	2,835,728

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended September 30, 2015 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in October 2014, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

12.                   Borrowings

The information on borrowings was presented in the 2014 annual financial statements of the Company, in Note 14.

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		Sep/2015	Dec/2014
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	17,365,817	11,776,438
Advances on exchange contracts	US dollar exchange variation	2.02%	384,847
Export prepayment	US dollar exchange variation	1.10% + semiannual Libor	600,023	427,074
BNDES	Note 12 (b)	Nota 12 (c)	460,315	396,439
Export credit notes	Note 12 (c)	Nota 12 (d)	1,434,761	956,010
Working capital	US dollar exchange variation	1.70% above Libor	1,938,919	633,104
Transactions costs			(257,806)	(260,656)

Local currency
Export credit notes	Note 12 (c)	Note 12 (c)	2,374,851	2,435,839
BNDES	Note 12 (b)	Note 12 (b)	2,836,991	3,137,035
BNB/ FINAME/ FINEP/ FUNDES		6.50%	676,473	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP	1.50%	2,860	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50%	53,554	51,090
Other	CDI	0.04%	26,225	26,928
Transactions costs			(11,266)	(14,007)
Total			27,886,564	20,336,563

Current liabilities			2,168,710	1,418,542
Non-current liabilities			25,717,854	18,918,021
Total			27,886,564	20,336,563

		Parent company
	Sep/2015	Dec/2014
Foreign currency
Current liabilities	963,243	1,240,926
Non-current liabilities	4,012,021	2,349,741
	4,975,264	3,590,667
Local currency
Current liabilities	1,195,062	894,025
Non-current liabilities	4,764,625	5,513,925
	5,959,687	6,407,950

Current liabilities	2,158,305	2,134,951
Non-current liabilities	8,776,646	7,863,666
Total	10,934,951	9,998,617

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(a)                    Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		US$	Maturity	(% per year)	Sep/2015	Dec/2014
July - 1997	(i)	250,000	June - 2045	8.63		149,394
September - 2006		275,000	January - 2017	8.00	225,132	165,863
June - 2008		500,000	June - 2018	7.25	558,628	381,567
May - 2010		400,000	May - 2020	7.00	194,683	127,945
May - 2010		350,000	May - 2020	7.00	1,429,179	939,251
October - 2010		450,000	no maturity date	7.38	1,819,303	1,216,348
April - 2011		750,000	April - 2021	5.75	3,048,008	2,009,294
July - 2011		500,000	July - 2041	7.13	2,013,184	1,369,631
February - 2012		250,000	April - 2021	5.75	1,019,401	672,005
February - 2012		250,000	no maturity date	7.38	1,010,724	675,749
May - 2012		500,000	May - 2022	5.38	2,030,345	1,339,601
July - 2012		250,000	July - 2041	7.13	1,006,592	684,815
February - 2014		500,000	February - 2024	6.45	2,007,092	1,363,317
May - 2014		250,000	February - 2024	6.45	1,003,546	681,658
Total		5,475,000			17,365,817	11,776,438

(i)       This transaction was due in June 2015 and had its maturity extended to June 2045. The securities outstanding were acquired by the subsidiary Braskem Holanda Inc, which came to hold 100% of these securities.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(b)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Sep/2015	Dec/2014

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.89	4,237	4,795
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.74 to 6.89	4,362	6,717
Green PE	2009	July - 2017	US dollar exchange variation + 6.67	34,573	32,577
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.67	59,287	61,946
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.67	139,051	109,077
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.51 to 6.54	167,105	141,894
Butadiene	2011	January - 2021	US dollar exchange variation + 6.54	51,700	39,433
				460,315	396,439

Local currency
Other	2006	September - 2016	TJLP + 2.80	17,954	31,376
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30	14,186	40,617
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	138,699	198,608
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	104,344	162,815
Limit of credit II	2009	January - 2021	4.00 to 4.50	97,570	93,875
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	249,757	293,568
New plant PVC Alagoas	2010	December - 2019	5.50	28,398	33,414
Limit of credit III	2011	January - 2021	TJLP + 0.00 to 3.58	1,198,715	1,331,699
Limit of credit III	2011	January - 2021	SELIC + 2.58 to 2.78	275,765	260,508
Limit of credit III	2011	December - 2021	3.50 to 7.00	233,798	250,505
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	100,961	115,225
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	214,805	192,827
Finem	2014	March - 2021	SELIC + 2.78	155,376	129,326
Finem	2014	March - 2021	6.00	6,663	2,672
				2,836,991	3,137,035

Total				3,297,306	3,533,474

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(c)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Sep/2015	Dec/2014

Foreign currency		US$
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	319,787	209,561
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	206,201	135,220
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	305,829	200,518
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	602,944	410,711
		681,059			1,434,761	956,010

Local currency		Reais
April - 2010		50,000	October - 2021	105% of CDI	37,878	36,120
June - 2010		200,000	October - 2021	105% of CDI	151,514	144,481
February - 2011		250,000	October - 2021	105% of CDI	151,514	144,481
April - 2011	(i)	450,000	abr-2019	112,5% of CDI	463,949	461,254
June - 2011		80,000	October - 2021	105% of CDI	60,605	57,792
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	405,235	404,309
June - 2012		100,000	October - 2021	105% of CDI	75,757	72,241
September - 2012		300,000	October - 2021	105% of CDI	227,270	216,722
October - 2012		85,000	October - 2021	105% of CDI	64,393	61,405
February - 2013	(ii)	100,000	September - 2017	8.00	101,161	101,161
February - 2013	(ii)	100,000	February - 2016	8.00	101,226	101,161
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii)	100,000	February - 2016	8.00	101,096	101,096
March - 2013	(ii)	50,000	March - 2016	8.00	50,246	50,257
June - 2014	(ii)	50,000	June - 2017	7.50	50,000	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,500	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,000	10,002
September - 2014		100,000	August - 2020	108% of CDI	100,972	103,579
November - 2014	(ii)	150,000	November - 2017	8.00	154,095	151,094
November - 2014		100,000	April - 2015	8.00		100,730
Total		2,742,500			2,374,851	2,435,839

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.2.1 (b.i)).

(ii)     The Company enters into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI) (Note 14.2.1 (a.i)).

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(d)                    Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Consolidated
	Sep/2015	Dec/2014
2016	297,033	1,253,774
2017	1,686,518	1,528,616
2018	2,601,455	1,977,384
2019	3,288,544	1,997,887
2020	2,733,707	1,940,691
2021	4,265,910	2,947,526
2022	2,101,882	1,417,085
2023	7,488	7,652
2024	2,995,749	2,008,387
2025 and thereafter	5,739,568	3,839,019
Total	25,717,854	18,918,021

(e)                    Capitalized financial charges - consolidated

In the period ended September 30, 2015, a total of R$99,672 corresponding to financial charges were capitalized (R$67,479 in the period ended September 30, 2014), including monetary variation and part of the exchange variation. The average rate capitalized in the period was 7.62% p.a. (7.31% p.a. in the period ended September 30, 2014).

(f)                     Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	Sep/2015	guaranteed	Guarantees

BNB	December - 2022	184,872	184,872	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	254,744	254,744	Bank surety
BNDES	December - 2021	3,297,306	3,297,306	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	151,752	151,752	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	85,705	85,705	Bank surety
FINAME	February - 2022	2,260	2,260	Pledge of equipment
Total		3,976,639	3,976,639

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

13.                   Project finance

The information on project finance was presented in the 2014 annual financial statements in Note 15.

	US$				Consolidated
Identification	Contract value	Value received	Maturity	Charges (% per year)	Set/2015	Dec/2014
Project finance I	700,000	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,793,111	1,716,943
Project finance II	210,000	179,012	February - 2027	Us dollar exchange variation + 6.17	716,676	378,992
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	2,472,808	1,388,166
Project finance IV	660,000	690,988	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,759,549	1,757,438
Project finance V	400,000	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,598,703	982,688
Project finance VI	90,000	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	358,801	153,762
Project finance VII	533,095	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	2,130,626	1,311,104
Transactions costs					(184,026)	(111,598)
Total	3,193,095	3,193,089			12,646,248	7,577,495

VAT borrowings (i)			November - 2029	2.00% above TIIE (ii)	33,937
					33,937

					12,680,185	7,577,495

Current liabilities					207,525	26,462
Non-current liabilities					12,472,660	7,551,033
Total					12,680,185	7,577,495

(ii)       Financing for Braskem IDESA obtained in Mexican peso paid exclusively using the reimbursement of value-added taxes (Note 8.i). During the period ended September 30, 2015, the subsidiary Braskem Idesa raised R$440,133 and liquidated R$413,401 (R$410,397 as principal and R$3,004 as interest).

(iii)      TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

On April 22, 2015, Braskem Idesa received the fifth tranche of the Project Finance in the amount of R$877,040 (US$290,545), and on September 9, 2015 it received the last tranche in the amount of R$89,774 (US$23,608).

Braskem Idesa capitalized the charges incurred on this financing in the period ending September 30, 2015, in the amount of R$498,785 (R$373,240 in the period ended September 30, 2014), including a portion of exchange variation. The average interest rate capitalized in the period was 8.84% p.a. (6.30% p.a. in the period ended September 30, 2014).

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Sep/2015	Dec/2014

2016	94,576	137,360
2017	695,781	417,129
2018	851,116	511,886
2019	884,458	533,244
2020	1,039,625	630,543
2021	1,188,915	722,211
2022	991,630	603,387
2023	1,312,445	797,728
2024	1,420,729	863,811
2025 and thereafter	3,993,385	2,333,734
Total	12,472,660	7,551,033

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

14.                   Financial instruments

The information related to financial instruments was presented in the 2014 financial statements of the Company, in Note 16.

14.1.             Non-derivative financial instruments – measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Sep/2015	Dec/2014	Sep/2015	Dec/2014

Cash and cash equivalents	3
Cash and banks				464,524	227,237	464,524	227,237
Financial investments in Brazil		Held-for-trading	Nível 2	456,506	1,146,880	456,506	1,146,880
Financial investments in Brazil		Loans and receivables		1,360,835	1,106,768	1,360,835	1,106,768
Financial investments abroad		Held-for-trading	Nível 2	4,065,058	1,512,474	4,065,058	1,512,474
				6,346,923	3,993,359	6,346,923	3,993,359

Financial investments	4
FIM Sol investments		Held-for-trading	Nível 2	107,191	85,573	107,191	85,573
Other		Held-for-trading	Nível 2	1,172	4,155	1,172	4,155
Quotas of receivables investment fund		Held-to-maturity		35,183	42,495	35,183	42,495
				143,546	132,223	143,546	132,223

Trade accounts receivable	5			3,366,573	2,717,662	3,366,573	2,717,662

Related parties credits	7	Loans and receivables		153,410	205,117	153,410	205,117

Trade payables				11,420,841	10,852,410	11,420,841	10,852,410

Borrowings	12
Foreign currency - Bond			Nível 1	17,365,817	11,776,438	14,070,916	11,900,361
Foreign currency - other borrowings				4,818,865	2,412,627	4,818,865	2,412,627
Local currency				5,970,954	6,422,161	5,970,954	6,422,161
				28,155,636	20,611,226	24,860,735	20,735,149

Project finance	13			12,864,211	7,689,093	12,864,211	7,689,093

Ethylene XXI Project Loan	16			1,389,588	792,188	1,389,588	792,188

Other payables (BNDESPAR)				267,121	296,969	267,121	296,969

(a)   Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

14.2.             Derivative financial instruments designated and not designated for hedge accounting

14.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	Dec/2014	fair value	settlement	Sep/2015

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar	1,383	3,546	(4,929)
Interest rate swaps	14.2.1 (a.i)	Level 2	Fixed rate	CDI	18,588	(14,273)	10,725	15,040
Deliverable Forward		Level 2	Euro	Dollar	2,230	(6,494)	4,264
					22,201	(17,221)	10,060	15,040

Hedge accounting transactions
Exchange swap	14.2.1 (b.i)	Level 2	CDI	Dollar+Interests	560,828	602,529	(16,536)	1,146,821
Interest rate swaps	14.2.1 (b.ii.i)	Level 2	Libor	Fixed price	3,542	151,388	(56,655)	98,275
Deliverable Forward		Level 2	Mexican peso	Dollar	30,533	19,754	(50,287)
					594,903	773,671	(123,478)	1,245,096

Derivatives operations
Current assets					(33,555)			(9,416)
Non-current assets					(39,350)
Current liabilities					95,626			76,706
Non-current liabilities					594,383			1,192,846
					617,104			1,260,136

(a)                    Operation not designated for hedge accounting

(a.i)       Interest rate swap linked to NCE

Identification		Interest rate	Maturity		Fair value, net
	Nominal value	(hedge)		Sep/2015	Dec/2014
Swap NCE I	100,000	90.65% CDI	February - 2016	2,243	3,576
Swap NCE II	50,000	88.20% CDI	February - 2016	1,138	1,879
Swap NCE III	100,000	92.64% CDI	February - 2016	2,341	3,773
Swap NCE IV	50,000	92.70% CDI	February - 2016	1,170	1,928
Swap NCE V	50,000	68.15% CDI	December - 2016	1,382	360
Swap NCE VI	100,000	91.92% CDI	February - 2016	2,344	3,781
Swap NCE VII	50,000	92.25% CDI	March - 2016	1,170	1,911
Swap NCE VIII	17,500	91.10% CDI	March - 2016	396	640
Swap NCE IX	10,000	77.52% CDI	August - 2016	301	241
Swap NCE X	50,000	67.15% CDI	December - 2016	1,280	251
Swap NCE XI	50,000	67.10% CDI	December - 2016	1,275	248
Total	627,500			15,040	18,588

Derivatives operations
Current liabilities				15,040	18,588
Total				15,040	18,588

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(b)                    Operations designated for hedge accounting

(b.i)        Swaps related to export credit notes (NCE)

Identification		Hedge	Maturity		Fair value, net
	Nominal value	Financial charges per year		Sep/2015	Dec/2014
Swap NCE I	200,000	Exchange variation + 6,15%	August - 2019	295,357	155,961
Swap NCE II	100,000	Exchange variation + 6,15%	August - 2019	144,079	75,373
Swap NCE III	100,000	Exchange variation + 6,15%	August - 2019	141,582	73,565
Swap NCE IV	100,000	Exchange variation + 5,50%	April - 2019	120,784	57,906
Swap NCE V	100,000	Exchange variation + 5,50%	April - 2019	120,681	57,831
Swap NCE VI	150,000	Exchange variation + 7,90%	April - 2019	200,421	80,506
Swap NCE VII	100,000	Exchange variation + 4,93%	April - 2019	123,917	59,686
Total	850,000			1,146,821	560,828

Derivatives operations
Current assets				(9,416)	(33,555)
Non-Current liabilities				1,156,237	594,383
Total				1,146,821	560,828

(b.ii)       Hedge operation by Braskem Idesa related to project finance

This hedge operation shares the same guarantees with the Project Finance.

(b.ii.i)     Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	interest rate per year		Sep/2015	Dec/2014
Swap Libor I	299,996	1.9825%	May - 2025	22,416	790
Swap Libor II	299,996	1.9825%	May - 2025	22,526	870
Swap Libor III	299,996	1.9825%	May - 2025	22,425	775
Swap Libor IV	129,976	1.9825%	May - 2025	9,712	330
Swap Libor V	132,996	1.9825%	May - 2025	9,986	386
Swap Libor VI	149,932	1.9825%	May - 2025	11,210	391
Total	1,312,892			98,275	3,542

Derivatives operations
Non-current assets					(39,350)
Current liabilities				61,666	42,892
Non-current liabilities				36,609
Total				98,275	3,542

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(c)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from September 30, 2015, with a probability of 5%, and under normal market conditions, was estimated by the Company R$624 for the NCE interest rate swap (Note 14.2.1(a.i)), at US$30,402 for the NCE exchange swap (Note 14.2.1(b.i)), and US$4,605 to the swap of Libor related to Braskem’s project Idesa (Note 14.2.1 (b.ii.i)).

14.3       Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value
US$

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

On September 30, 2015, the maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2015	495,451
2016	1,762,946
2017	105,143
2018	1,152,281
2019	444,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,852
6,757,231

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, Braskem Idesa designated the amount of US$2,878,936 of its liabilities related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the new disbursements by the project's financiers in April and September 2015 (Note 13), Braskem Idesa designated the respective amounts of US$290,545 and US$23,608 for hedge accounting. Therefore, the impact of exchange variation on future cash flows in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

On September 30, 2015, hedged sales and the maturities of financial liabilities amounted to US$3,193,089 thousand and were distributed as follows:

Total nominal value
US$

2016	67,774
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,193,089

14.4       Credit quality of financial assets

(a)                    Trade accounts receivable

On September 30, 2015, the credit ratings for the domestic market were as follows:

				(%)
			Sep/2015	Dec/2014
1	Minimum risk		6.12	5.09
2	Low risk		31.73	40.23
3	Moderate risk		45.58	30.81
4	High risk		14.09	23.15
5	Very high risk	(i)	2.47	0.72

(i)    Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
September 30, 2015	0.30%	0.86%
September 30, 2014	0.41%	0.16%
December 31, 2014	0.65%	0.18%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

		Sep/2015	Dec/2014
Financial assets with risk assessment
AAA		6,006,237	3,765,527
AA+		217
AA			65,304
AA-		72,438
A+		162,413	53,229
A		17,434	180,233
A-		195,294	13,648
		6,454,033	4,077,941
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	35,183	42,495
Other financial assets with no risk assessment		1,253	5,146
		36,436	47,641

Total		6,490,469	4,125,582

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

14.5       Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On September 30, 2015, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of September 30, 2015. According to the Market Readout, at the end of 2015, the U.S. dollar will appreciate by 49% against the Brazilian real compared to end-2014, and the Selic rate will reach 14.25% p.a. The new Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 6.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Selic rate in this scenario will remain stable by the end of 2015; therefore the sensitivity to the probable scenario does not change. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(b.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	98,732	(4,282,233)	(8,564,466)
BNDES	2,653	(115,079)	(230,157)
Working capital / structured operations	19,446	(843,420)	(1,686,840)
Export prepayments	3,338	(144,775)	(289,551)
Project finance	72,894	(3,161,562)	(6,323,124)
Financial investments abroad	(25,403)	1,101,800	2,203,601
Swaps	11,881	(527,165)	(1,042,449)
Exchange rate contracts	2,218	(96,212)	(192,423)

Brazilian real/Mexican Peso exchange rate
Project Finance	252	(8,484)	(16,968)

Libor floating interest rate
Working capital / structured operations	(3,287)	(16,436)	(32,871)
Export prepayments	(3,366)	(16,829)	(33,658)
Swaps	6,686	32,935	64,689

CDI interest rate
NCE		(132,238)	(278,541)
Swaps NCE		(10,779)	(21,063)
NCA		(199,279)	(434,291)
Foreign loans / other in local currency		(3,269)	(6,828)
Financial investments in local currency		17,258	34,138

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(31,084)	(62,495)	(94,232)

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2014 annual financial statements, in Note 17.

	Consolidated		Parent company
	Sep/2015	Dec/2014	Sep/2015	Dec/2014
Parent Company and subsidiaries in Brazil
IPI	84,886	53,536	70,073	46,518
IR and CSL	351,085	31,474	82,195	27,847
ICMS	173,863	99,328	126,715	26,758
Other	64,938	45,177	43,837	47,207

Other countries
Income tax	64,957
Other	10,363	4,576
Total	750,092	234,091	322,820	148,330

Current liabilities	719,384	203,392	293,004	117,696
Non-current liabilities	30,708	30,699	29,816	30,634
Total	750,092	234,091	322,820	148,330

16.          Ethylene XXI Project Loan

The liabilities mentioned in this note are owed by Braskem Idesa to its non-controlling shareholder and will be paid exclusively with cash generated from the project.

17.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2014 annual financial statements, in Note 19.

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Sep/2015	Sep/2014	Sep/2015	Sep/2014

Income before IR and CSL	4,174,755	1,063,918	4,093,526	836,745

IR and CSL at the rate of 34%	(1,419,417)	(361,732)	(1,391,799)	(284,493)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	578	(46,961)	211,226	279,524
Other permanent adjustments	(15,543)	95,261	7,809	(28,994)

Effect of IR and CSL on results of operations	(1,434,382)	(313,432)	(1,172,764)	(33,963)

Breakdown of IR and CSL:

Current IR and CSL	(313,667)	(190,778)	(56,634)	(295)
Deferred IR and CSL	(1,120,715)	(122,654)	(1,116,130)	(33,668)
Total IR and CSL on income statement	(1,434,382)	(313,432)	(1,172,764)	(33,963)

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

		Consolidated		Parent company
Assets	Note	Sep/2015	Dec/2014	Sep/2015	Dec/2014

Tax losses (IR) and negative base (CSL)		2,003,280	1,082,097	253,163	276,727
Goodwill amortized		6,366	7,411	6,366	7,411
Exchange variations		3,359,943	1,302,801	3,355,821	1,302,801
Temporary adjustments		84,386	151,639	792,978	526,377
Business combination		188,974	187,859	89,770	89,770
Pension plan			104,227		104,226
Deferred charges - write-off		20,906	24,854	20,848	20,848
		5,663,855	2,860,888	4,518,946	2,328,160

Liabilities

Amortization of goodwill based on future profitability		728,691	699,179	637,714	612,277
Tax depreciation		799,992	694,039	734,098	633,414
Temporary differences		611,512	416,230	11,703	11,704
Business combination		211,571	232,301	70,315	81,349
Additional indexation PP&E		111,283	124,762	111,283	124,762
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		295,469	313,422	295,469	313,422
Other		135,945	114,239	62,876	57,929
		2,894,463	2,594,172	1,923,458	1,834,857

Net presented in Balance Sheet		2,769,392	266,716	2,595,488	493,303

Assets	17(c)	3,593,693	870,206	2,595,488	493,303
(-) Liabilities	17(c)	824,301	603,490

Net		2,769,392	266,716	2,595,488	493,303

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(c)               Net balance of deferred income and social contribution tax assets and liabilities (consolidated)

		Sep/2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	4,518,946	(1,923,458)	2,595,488
Braskem Argentina	Argentina	2,509		2,509
Braskem Alemanha	Germany	118,239		118,239
Braskem Idesa	Mexico	840,737	(68,239)	772,498
Braskem México Serviços	Mexico	3,302		3,302
Petroquímica Chile	Chile	86	(36)	50
Quantiq	Brazil	6,198	(3,796)	2,402
Braskem Petroquímica - business combination effects	Brazil	99,205		99,205
		5,589,222	(1,995,529)	3,593,693

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(141,256)	(141,256)
Braskem Petroquímica	Brazil	74,632	(157,868)	(83,236)
Braskem America	USA		(599,809)	(599,809)
		74,632	(898,933)	(824,301)

		Dec/2014
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)
		101,970	(705,460)	(603,490)

(d)               Realization of deferred income tax and social contribution

In the period ended September 30, 2015, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

(e)               Law 12,973

Federal Law 12,973 of May 13, 2014, created from the conversion of Provisional Presidential Decree 627 of November 11, 2013, among others, revoked the Transitional Tax System (RTT) and included additional measures.

The provisions in this law are applicable from 2015, except in the event of early adoption in 2014. The Company opted for said early adoption.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

18.                   Sundry provisions

The information on sundry provisions was presented in the 2014 annual financial statements of the Company, in Note 20.

	Consolidated		Parent company
	Sep/2015	Dec/2014	Sep/2015	Dec/2014
Provision for customers rebates	45,481	66,702	25,034	31,572
Provision for recovery of environmental damages	73,269	102,534	65,202	98,659
Judicial and administrative provisions	400,128	412,811	349,787	362,733
Other	18,216	12,177
Total	537,094	594,224	440,023	492,964

Current liabilities	54,377	88,547	33,241	53,049
Non-current liabilities	482,717	505,677	406,782	439,915
Total	537,094	594,224	440,023	492,964

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Sep/2015	Dec/2014	Sep/2015	Dec/2014
Labor claims	100,149	141,240	89,238	127,311

Tax claims
Income tax and social contribution	38,962	35,682
PIS and COFINS	43,312	39,145	43,312	39,145
ICMS - interstate purchases	102,318	94,732	102,318	94,732
ICMS - other	13,896	12,559	13,896	12,559
Other tax claims	99,551	88,202	99,083	87,735

Societary claims and other	1,940	1,251	1,940	1,251
	400,128	412,811	349,787	362,733

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

19.                   Post-employment

The information on post-employment and defined-benefit plans was presented in the 2014 annual financial statements of the Company, in Note 21.

The amounts recognized are as follows:

		Consolidated
		Sep/2015	Dec/2014

Petros Plan	(i)		336,357

Defined benefit
Novamont Braskem America		24,555	18,356
Plano Braskem Alemanha		74,755	50,820
Total		99,310	405,533

Current liabilities			336,357
Non-current liabilities		99,310	69,176
Total		99,310	405,533

(i)    On January 6, 2015, PREVIC – National Superintendence for Supplementary Pension Plans issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of approval of the withdrawal of sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. This amount, restated in accordance with the aforementioned calculation, was settled in February 2015 for R$358,563.

20.                   Contingencies

(a)               Allegations

In early March 2015, declarations made by defendants in lawsuits filed against third parties were made public, in which Braskem and two of its former executive officers were cited in allegations of supposed improper payments between 2006 and 2012 to benefit the Company in raw-material supply agreements entered into with Petrobras ("Allegations"). To the extent of the knowledge of Braskem’s Management, Braskem is not a defendant in any criminal or civil proceeding in Brazil regarding the Allegations.

In light of such facts, the Company's Management and Board of Directors approved in April the internal plan for investigation into the Allegations ("Investigation"), which is being carried out by law firms experienced in similar cases in the United States and in Brazil. The law firms are working under the coordination of an ad hoc committee formed by members of its Board of Directors, specially created for this purpose.

Several measures have been taken in connection with the Investigation, including:

(i)       Voluntary announcement about the Investigation and periodical updates sent to regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ);

(ii)      Publication of three Material Fact notices and three Notices to the Market to clarify the news reports and to keep shareholders and the market informed of actions taken by the Company;

(iii)    Periodically updating the Audit Board and external auditors about the progress of the Investigation and of the actions already taken.

Braskem and its subsidiaries are subject to a series of anticorruption and anti-bribery laws in the countries where they operate, and have been implementing a series of procedures and controls are continuously being improved.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

On the other hand, if any of the allegations proves to be true, the Company may be subject to the penalties envisaged in law. At this moment, the Company Management has no way of estimating the duration or outcome of the Investigation and, consequently, whether it will have any impact on future financial statements.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any progress on this matter.

(b)               Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, Lead Plaintiff. The Company hired a specialized U.S. firm and is waiting for the consolidated complaint to be filed by the Lead Plaintiff to be formally notified and present its defense.

(c)               Labor

The changes in the main labor claims are:

(c.1)     In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the second quarter of 2005, claiming the payment of overtime, agreements were reached between the parties in April 2015, with the disbursement of the amount that had been provisioned prior to December 31, 2014.

(c.2)     In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts and the inclusion of overtime in the calculation of the weekly remunerated rest, in the restated amount of R$351,230, the following developments occurred: (i) the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, where it is pending trial (the amount of the suit is R$303,285); and (ii) judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial (the amount of this suit is R$47,945).

Given the current stage of these suits, it is not possible to estimate when they will be concluded. No judicial deposit or other form of security was made for these suits.

(d)               Other Contingencies

Braskem has other contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified as possible by the Management of the Company.

The description of the main contingent liabilities of the Company was presented in the 2014 annual financial statements, in Note 22.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

21.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2014 annual financial statements, in Note 24.

(a)                    Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,523,439	21.89%			287,950,391	36.12%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			36,486,866	10.58%			36,486,866	4.58%
Other		12,907,077	2.86%	112,472,480	32.60%	593,818	100.00%	125,973,375	15.80%
Total		451,668,652	100.00%	343,768,120	99.64%	593,818	100.00%	796,030,590	99.85%
Treasury shares				80,000	0.02%			80,000	0.01%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)                 These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Stock buyback programs

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class A preferred shares at market price.

During the period ended September 30, 2015, the Company repurchased 80,000 shares for R$927.

The weighted average price of repurchased shares is R$11.58 (lowest price of R$10.94 and highest price of R$11.90).

(c)               Dividends

On April 9, 2015, the Annual Shareholders Meeting approved the declaration of dividends in the amount of R$482,593, which started to be paid on April 23, 2015, of which R$273,796 was made available to the holders of common shares and R$208,437 and R$360 was made available to the holders of the class “A" and class “B" preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

(d)               Other comprehensive income - shareholders' equity

	Parent company and consolidated
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Loss
	indexation of	cost of	plan actuarial	sales	Cash flow	translation	on interest
	PP&E	PP&E	Gain (loss)	hedge	hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	Total

On December 31, 2013	272,069	19,240	(11,647)		(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(30,951)							(30,951)
Income tax and social contribution	10,521							10,521

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,098)						(1,098)
Income tax and social contribution		375						375

Foreign sales hedge
Exchange rate				(732,483)				(732,483)
Income tax and social contribution				249,044				249,044

Fair value of Cash flow hedge
Change in fair value					(162,440)			(162,440)
Transfer to result					20,117			20,117
Income tax and social contribution					22,985			22,985

Foreign currency translation adjustment						64,105		64,105

On September 30, 2014	251,639	18,517	(11,647)	(483,439)	(1,724,694)	306,512	(9,404)	(1,652,516)

On December 31, 2014	244,831	18,275	(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)

Additional indexation
Realization by depreciation or write-off assets	(26,344)							(26,344)
Income tax and social contribution	5,915							5,915

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,096)						(1,096)
Income tax and social contribution		372						372

Foreign sales hedge
Exchange rate				(10,279,479)				(10,279,479)
Income tax and social contribution				3,439,734				3,439,734

Fair value of Cash flow hedge
Change in fair value					(633,706)			(633,706)
Transfer to result					(61,212)			(61,212)
Income tax and social contribution					231,211			231,211

Losses in controlling interests							(129)	(129)

Fair value of cash flow hedge from jointly-controlled					8,162			8,162

Foreign currency translation adjustment						934,483		934,483

On September 30, 2015	224,402	17,551	(11,647)	(10,103,477)	(745,212)	1,321,770	(9,533)	(9,306,146)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

22.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2014 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
		Sep/2015	Sep/2014

Profit for the period attributed to Company's shareholders		2,920,762	802,782

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,409	208,437
Preferred shares class "B"		360	360
		208,769	208,797

Distribution of 6% of unit value of common shares		273,824	273,796

Distribution of plus income, by class
Common shares		1,384,417	181,793
Preferred shares class "A"		1,053,752	138,396
		2,438,169	320,189

Reconciliation of income available for distribution, by class (numerator):
Common shares		1,658,241	455,589
Preferred shares class "A"		1,262,161	346,833
Preferred shares class "B"		360	360
		2,920,762	802,782

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"	(i)	343,788,633	343,848,120
Preferred shares class "B"		593,818	593,818
		796,051,103	796,110,590

Profit per share (in R$)
Common shares		3.6714	1.0087
Preferred shares class "A"		3.6713	1.0087
Preferred shares class "B"		0.6062	0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the period ended September 30, 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	21(b)	(80,000)	(59,487)

Balance at September 30, 2015		343,768,120	343,788,633

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

23.                   Net sales revenues

The information on net sales revenue was presented in the 2014 annual financial statements of the Company, in Note 26.

	Consolidated		Parent company
	Sep/2015	Sep/2014	Sep/2015	Sep/2014
Sales revenue
Domestic market	23,238,104	24,754,843	22,401,365	17,247,160
Foreign market	16,777,831	14,916,568	7,255,276	5,572,950
	40,015,935	39,671,411	29,656,641	22,820,110
Sales deductions
Taxes	(4,821,131)	(4,977,136)	(4,325,303)	(3,061,261)
Sales returns	(244,088)	(274,578)	(222,096)	(183,181)
	(5,065,219)	(5,251,714)	(4,547,399)	(3,244,442)

Net sales revenue	34,950,716	34,419,697	25,109,242	19,575,668

24.                   Financial results

The information on financial results was presented in the 2014 annual financial statements of the Company, in Note 29.

	Consolidated		Parent company
	Sep/2015	Sep/2014	Sep/2015	Sep/2014
Financial incomes
Interest income	312,700	216,273	202,696	195,409
Monetary variations	100,343	38,734	80,489	37,919
Exchange rate variations	1,162,524	234,822	2,860,250	176,960
Other	41,967	27,397	28,009	22,266
	1,617,534	517,226	3,171,444	432,554

Financial expenses
Interest expenses	(1,253,053)	(924,449)	(1,359,960)	(921,169)
Monetary variations	(274,616)	(238,987)	(274,723)	(239,263)
Exchange rate variations	(752,326)	(232,032)	(2,013,197)	(84,940)
Inflation adjustments on fiscal debts	(37,633)	(104,658)	(33,185)	(85,763)
Discounts granted	(109,835)	(82,368)	(64,077)	(32,778)
Loans transaction costs - amortization	(48,841)	(26,277)	(3,838)	(4,104)
Adjustment to present value - appropriation	(384,680)	(418,284)	(355,017)	(315,576)
Other	(135,388)	(159,980)	(66,821)	(63,811)
	(2,996,372)	(2,187,035)	(4,170,818)	(1,747,404)

Total	(1,378,838)	(1,669,809)	(999,374)	(1,314,850)

	Consolidated		Parent company
	Sep/2015	Sep/2014	Sep/2015	Sep/2014
Interest income
Held for sale	73,564	21,537	28,830	21,537
Loans and receivables	147,246	126,244	132,841	119,019
Held-to-maturity	25,889	25,213	25,889	25,213
	246,699	172,994	187,560	165,769
Other assets not classifiable	66,001	43,279	15,136	29,640
Total	312,700	216,273	202,696	195,409

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

25.                   Expenses by nature

The information on expenses by nature was presented in the 2014 annual financial statements of the Company, in Note 30.

	Consolidated		Parent company
	Sep/2015	Sep/2014	Sep/2015	Sep/2014

Raw materials other inputs	(22,938,848)	(25,942,381)	(15,810,681)	(14,612,748)
Personnel expenses	(1,752,372)	(1,603,458)	(1,234,196)	(1,004,745)
Outsourced services	(1,164,547)	(1,265,971)	(875,084)	(722,756)
Tax expenses	(10,419)	(6,801)	(6,305)	(4,711)
Depreciation, amortization and depletion	(1,574,343)	(1,519,392)	(1,327,692)	(945,656)
Freights	(1,335,933)	(1,124,833)	(950,334)	(719,735)
Other operating income (expenses), net	(622,362)	(223,451)	(409,750)	(95,467)
Total	(29,398,824)	(31,686,287)	(20,614,042)	(18,105,818)

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

26.                   Segment information

The information by segment was presented in the 2014 annual financial statements, in Note 31.

									Sep/2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		17,972,314	(14,806,597)	3,165,717	(456,781)		(19,260)		2,689,676
Polyolefins		15,200,722	(11,801,749)	3,398,973	(876,621)		(68,205)		2,454,147
Vinyls		2,055,969	(1,847,439)	208,530	(160,865)		15,076		62,741
USA and Europe		5,876,449	(5,117,181)	759,268	(307,155)		1,859		453,972
Chemical distribuition		638,611	(499,976)	138,635	(91,433)		(3,000)		44,202
Total		41,744,065	(34,072,942)	7,671,123	(1,892,855)		(73,530)		5,704,738

Other segments	(i)	442,469	(446,861)	(4,392)	(64,677)		(60,848)		(129,917)
Corporate unit					101,938	1,701	(30,374)		73,265

Braskem consolidated before eliminations and reclassifications		42,186,534	(34,519,803)	7,666,731	(1,855,594)	1,701	(164,752)		5,648,086

Eliminations and reclassifications		(7,235,818)	7,141,325	(94,493)					(94,493)

Total		34,950,716	(27,378,478)	7,572,238	(1,855,594)	1,701	(164,752)		5,553,593

									Sep/2014
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		19,148,784	(17,242,525)	1,906,259	(500,791)		213,222	(ii)	1,618,690
Polyolefins		13,825,412	(11,821,667)	2,003,745	(704,435)		(28,546)		1,270,764
Vinyls		2,016,653	(1,895,541)	121,112	(141,135)		25,955		5,932
USA and Europe		5,930,584	(5,529,119)	401,465	(227,301)		21,593		195,757
Chemical distribuition		640,841	(534,898)	105,943	(76,672)		(10,405)		18,866
Total		41,562,274	(37,023,750)	4,538,524	(1,650,334)		221,819		3,110,009

Other segments	(i)	272,927	(196,896)	76,031	(113,910)		(260)		(38,139)
Corporate unit					(54,333)	317	(113,813)		(167,829)

Braskem consolidated before eliminations and reclassifications		41,835,201	(37,220,646)	4,614,555	(1,818,577)	317	107,746		2,904,041

Eliminations and reclassifications		(7,415,504)	7,245,190	(170,314)					(170,314)

Total		34,419,697	(29,975,456)	4,444,241	(1,818,577)	317	107,746		2,733,727

(i)         This segment includes the results of the subsidiary Braskem Idesa.

(ii)       Includes gain from sale of DAT (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at September 30, 2015

All amounts in thousands, unless otherwise stated

27.                   Subsequent event

Incident at the Petrochemical Complex in Capuava, Mauá (SP)

On October 14, 2015, there was an incident at the industrial unit located at the Petrochemical Complex of Capuava in the city of Mauá, state of São Paulo. All the safety procedures were taken and the unit has been shut down as a preventive measure. The Company continues investigating the possible impacts.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.